INTERNATIONAL HEALTH PARTNERS INC.

August 23, 2005

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of International Corporate Finance

Dear Sirs:

Re: File No. 82-4868 - International Health Partners Inc. (formerly Canadian Dental Partners Inc.)

Please accept, for filing, the following documents that include information required to be made public:

- News Release #05-04 dated August 9, 2005

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

Heidi Nellissen
Assistant Corporate Secretary

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C:\MyDocuments\IHPCorporate\Securities Commissions\12G Filing\AUG_23_05

File No. 82- 4868

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

FOR IMMEDIATE RELEASE PR#05-04

INTERNATIONAL HEALTH PARTNERS INC.
COMPLETES PRIVATE PLACEMENT

CALGARY, ALBERTA, August 9, 2005 - International Health Partners Inc. (TSXV: IHP) ("IHP or the "Company") is pleased to announce that it has completed a previously announced Non-Brokered Private Placement of 2,760,000 Units of the Company at a price of $0.05 per Unit for gross proceeds of $138,000. Each Unit consists of one common share ("Common Share") and one non-transferable common share purchase warrant of IHP (the "Warrant"), each Warrant entitling the holder to purchase one additional Common Share at a price of $0.10 for a period of two years from the date of issue. All of the securities issued under the private placement are subject to a four-month hold period.

The proceeds from the private placement will be used for payment of ongoing business expenses.

The Company also announces that it has granted 24,000 stock options to a director under terms of an Incentive Stock Option Plan approved by shareholders at the Company's Annual and Special meeting of Shareholders on December 9, 2004. The stock options have a term of 5 years and are exercisable at a price of $0.10.

International Health Partners Inc. (www.ihp.ca) is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the Province of Alberta.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Kevin Blanchette, President and CEO
International Health Partners Inc.
Tel.: 403-264-7664; Fax 403-264-7640
investor@ihp.ca